Filed pursuant to Rule 424(b)(3)
Registration No. 333-252190
PROSPECTUS SUPPLEMENT NO. 15
(to Prospectus dated January 26, 2021)
Romeo Power, Inc.
Up to 62,150,554 Shares of Common Stock
Up to 12,266,648 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 4,763,058 Warrants
This prospectus supplement supplements the prospectus dated January 26, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252190). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on January 18, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 12,266,648 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 4,600,000 shares of Common Stock that are issuable upon the exercise of 4,600,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of RMG Acquisition Corp., a Delaware corporation (“RMG”), by the holders thereof, and (ii) up to 7,666,648 shares of Common Stock that are issuable upon the exercise of 7,666,648 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of RMG, by the holders thereof.
The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus of (i) up to 62,150,554 shares of Common Stock (including up to 4,600,000 shares of Common Stock that may be issued upon exercise of the Private Warrants and 163,058 shares of Common Stock that may be issued upon exercise of 163,058 Public Warrants) and (ii) up to 4,763,058 Warrants, which consists of up to 4,600,000 Private Warrants and up to 163,058 Public Warrants.
Our Common Stock is listed on the New York Stock Exchange under the symbol “RMO”. On January 14, 2022, the closing price of our Common Stock was $3.12.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 18, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): January 17, 2022
Romeo Power, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38795	83-2289787
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4380 Ayers Avenue Vernon, CA 90058	90058
(Address of principal executive offices)	(Zip Code)
(833) 467-2237
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	RMO	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company   ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 18, 2022, Romeo Power, Inc. (the “Company”) announced that Anne Devine has been appointed to serve as its Chief Operating Officer, effective as of January 17, 2022. Ms. Devine succeeds Criswell Choi who departed from the Chief Operating Officer position, effective as of January 17, 2022, and will leave the Company after a four week transition period to pursue other opportunities. Upon his departure from the Company, Mr. Choi will be eligible to receive certain severance benefits pursuant to the Company’s Executive Severance and Change in Control Plan, including payment of base salary and reimbursement of premium payments for continuation coverage under the Company’s health plan (less the employee portion of such coverage as in effect on the date of the participant’s termination of employment), in each case for a period of twelve months. Such payments will be contingent on the participant signing and not revoking a release of claims in the form prescribed by the Company.

Prior to joining the Company, Ms. Devine, age 48, held various roles at UGN, Inc. from March 2013 to January 2022, including Director of Program Management, Supplier Development Manager and, most recently, Plant Manager. At UGN, Inc., Ms. Devine was responsible for managing all aspects of Tier 1 Interior Acoustic Plant Operations, managed a 250,000 square foot facility with 300 non-union hourly/salaried team members, and oversaw the production of over 100 product lines. Prior to that, Ms. Devine was a Supplier Development Manager for Navistar from June 2021 to March 2013. Ms. Devine also held various positions, most recently Purchasing Manager, during her tenure at Ford Motor Company which began in June 2007 and ended in March 2012, she worked as an industrial engineer for DaimlerChrysler from September 1999 to October 2000 and previously held engineering and project manager roles at Thomas & Betts and Delphi Chassis Systems. Ms. Devine has 25 years of diverse experience in operational and manufacturing management, bringing unique automotive industry experience to the Company. Ms. Devine holds a Master of Science degree in Engineering Management from the University of Michigan and a Bachelor of Science degree in Industrial Engineering from GMI Engineering & Management Institute (Kettering University).

Ms. Devine will earn an annual base salary of $375,000 and receive a signing bonus of $50,000. She will also be eligible for reimbursement of up to $50,000 of relocation expenses. In addition, subject only to formal approval by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”), Ms. Devine will receive a one-time equity grant with a value of approximately $600,000, based on the trailing 100 trading day average closing price of the Company’s stock ending on the date of grant. 75% of the one-time equity grant will be in the form of performance stock units and the remaining 25% of the award will be in the form of restricted stock units. Ms. Devine will be entitled to an annual bonus of 60% of her base salary if both she and the Company succeed in meeting their annual individual and financial objectives, respectively, and Ms. Devine remains employed through the bonus payment date. Subject to formal approval of the Compensation Committee, Ms. Devine will receive an annual grant of the Company’s common stock equal to a target of approximately $600,000, based on the trailing 100 trading day average closing price of the Company’s stock ending on the date of grant. 75% of the annual stock award will be in the form of performance stock units, which will vest at the end of a three-year performance cycle, subject to the satisfaction of the performance criteria. The remaining 25% of the award will be in the form of restricted stock units, which will vest ratably over three years with one third vesting on the first anniversary of the grant date and the remainder vesting ratably each quarter of the last two years. Additionally, Ms. Devine will be eligible to participate in the Company’s Executive Severance and Change in Control Plan and the Company’s employee benefit plans and programs generally available to all employees.

The selection of Ms. Devine to serve as Chief Operating Officer was not made pursuant to any arrangement or understanding with any other person. There are no family relationships between Ms. Devine and any director or executive officer of the Company and Ms. Devine does not have any direct or indirect material interest in any transaction or proposed transaction required to be reported under Item 404(a) of Regulation S-K.

The full text of the press release announcing the appointment of Ms. Devine and the departure of Mr. Choi is filed herewith as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.
(d)    Exhibits.

99.1	Press release, dated January 18, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROMEO POWER, INC.

Date:	January 18, 2022	By:	/s/ Matthew Sant
		Name:	Matthew Sant
		Title:	General Counsel and Secretary